SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

At an extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on April 10, 2018, the shareholders of KEPCO approved the election of Mr. Kim, Jong Kap as President, Chief Executive Officer and Standing Director of KEPCO.

Mr. Kim, Si Ho, who served as interim President and Chief Executive Officer of KEPCO, will return to his prior position as Executive Vice President of Domestic Operations and Standing Director of KEPCO.

1.	Voting Result

Candidate	Outstanding Shares	Attendant Shares	Shares for
Kim, Jong Kap	641,964,077	432,512,896	430,394,444	(99.51%)

2.	Biographic details of Mr. Kim, Jong Kap

•	Date of Birth: August 10, 1951

•	Current Position: CEO of Siemens Korea

•	Previous Positions:

•	CEO, SK Hynix

•	Vice minister, Ministry of Trade, Industry & Energy

•	Commissioner, Korean Intellectual Property Office(KIPO)

•	Education: Ph.D. in Public Administration from Sungkyunkwan University in Korea

•	Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: April 10, 2018